Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Dollars are in thousands.

	2014	2013	2012	2011	2010
Earnings
Earnings before income taxes	52,108	57,362	49,716	40,500	41,400
Fixed charges	195	174	152	139	76

	52,303	57,536	49,868	40,639	41,476

Fixed charges
Interest expensed and capitalized	—	—	—	—	—
Interest within rental expense	195	174	152	139	76

	195	174	152	139	76

Ratio	268.22	330.67	328.08	292.37	545.74